BRITISH AMERICAN
TOBACCO


02034314

GC/KC

30th April 2002

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

Aileen McDonald
Company Secretary

Tel +44 (0)20 7845 1722
Fax +44 (0)20 7845 2189
www.bat.com

Securities & Exchange Commission
450 5th Street N.W.,
Judiciary Plaza
Washington D.C. 20549
USA

FILE No.
82 • 33


SEC MAIL
RECEIVED
PROCESSING
MAY 20 2002
WASH. D.C.
SECTION

SUPPL

Dear Sirs

File 82-33

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act of 1934 ("the Act") I enclose an announcement that was filed with the London Stock Exchange today.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Kindly acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

G C W Cunnington
Assistant Secretary

Attached: Quarterly Report to 31 March 2002

British American Tobacco p.l.c. Registered in England and Wales no. 3407696
Registered office: Globe House 4 Temple Place London WC2R 2PG

BRITISH AMERICAN TOBACCO

www.bat.com

news release

FILE No. 82 - 33

QUARTERLY REPORT TO 31 MARCH 2002

30 April 2002

SUMMARY

	2002	2001	Change
Operating profit pre goodwill amortisation	£628m	£602m	+4%
Pre-tax profit	£472m	£467m	+1%
Adjusted earnings per share	14.08p	12.76p	+10%

- Operating profit, excluding goodwill amortisation, was 4 per cent higher mainly as a result of increased contributions from the America-Pacific region. At comparable rates of exchange, operating profit would have risen 7 per cent.
- Pre-tax profit at £472 million was only 1 per cent up, as last year included a £33 million profit on the sale of a business.
- Adjusted diluted earnings per share rose by 10 per cent to 14.08p, benefiting from lower net interest and minority charges.
- The four global drive brands achieved overall growth of 3 per cent. Total Group volumes down 6 per cent, but some recovery expected during the rest of 2002.
- The Chairman, Martin Broughton, commented "In terms of our prospects for the full year, we announced in December that we expected Group volumes to be some 2-3 per cent lower in 2002 but that we remained confident of delivering earnings growth in high single figures. Although volumes are running a little below expectations, at current rates of exchange we see no reason to change our earnings projection."

ENQUIRIES:

INVESTOR RELATIONS:

Ralph Edmondson 020 7845 1180

PRESS OFFICE:

David Betteridge/Scott Hailstone 020 7845 2888

BRITISH AMERICAN TOBACCO p.l.c.

QUARTERLY REPORT TO 31 MARCH 2002

INDEX

British American Tobacco's first quarter performance has been broadly in line with the comments that we made last December. Operating profit excluding goodwill was 4 per cent ahead at £628 million while adjusted diluted earnings per share increased by 10 per cent to 14.08p. The growth in operating profit would have been 7 per cent at constant rates of exchange.

The first quarter volume decline, at 6 per cent, was greater than the 2-3 per cent already indicated for the full year and the Group expects to see some recovery in volumes during the rest of 2002. The reduction in volumes as a result of restricting the supply of duty-free exports has been very much as expected and has mostly affected International Brands in the Asia-Pacific and Africa and Middle East regions. The additional decline is accounted for by low margin business in Russia and our associate companies in India.

We remain focused on shifting the mix of our business towards the growing and more profitable sectors. It is encouraging that our global drive brands, Lucky Strike, Kent, Dunhill and Pall Mall, managed to achieve an overall growth rate of 3 per cent, although our International Brand volumes as a whole were down. As a result, the proportion of total volumes accounted for by International Brands continued to increase.

Shareholders may have noticed the reference to Africa and Middle East as a region earlier in these comments. We have decided that the Amesca (Africa, Middle East, South and Central Asia) region was an excessively diverse collection of markets and have therefore changed our organisation. Africa and Middle East has become a separate region, South Asia has been added to Asia-Pacific and Central Asia has been included as part of Europe. While the last point may look geographically eccentric, it actually recognises the continuing importance of the Commonwealth of Independent States, whose centre of gravity is undoubtedly in Europe.

At the Annual General Meeting on 16 April, I made some comments on regulation which I am going to repeat here because achieving or maintaining a realistic relationship with government and regulators is so important to our business.

Our message is that constructive dialogue and co-operation between governments and the legitimate tobacco industry can bring a 'win-win' scenario: one of gradually declining total consumption for health ministries, higher tax collection for finance ministries, potentially reduced exposure products for consumers and less tobacco smuggling and counterfeiting, with improved law and order for us all.

We are not out to increase the number of smokers but to compete fairly for a valuable share of the existing market. We can certainly foresee health authorities achieving gradually decreasing world volumes, while well-run tobacco companies continue to build sustainable value.

We aspire to be the first to launch successfully a new generation of tobacco products with critical mass appeal that, over time, will be recognised by scientific and regulatory authorities as posing substantially reduced risks to health. There would be very little point in developing a product that does not appeal to consumers just to be able to claim a technological success. But, equally, there may be little merit in developing a product that might appeal to consumers without a consensus about what changes to the product regulators might accept as reducing risks. Co-operation with governments and regulators can pave the way.

A fundamental tenet of good regulation is that the regulated are part of the process. The World Health Organisation continues to exclude our industry from meaningful dialogue on its proposed Framework Convention on Tobacco Control. But much of the negotiation is now focusing on what individual governments want. We hope that governments will acknowledge that consultation is part of good regulatory practice and that, over time, we will be able to put our commitment and knowledge of the product and its consumers towards shared regulatory goals wherever we operate.

At the AGM, I also updated shareholders on the progress the Group is making as a result of our commitment to social reporting. Our first Report to Society will be sent to shareholders in June and we very much look forward to hearing what you think about it.

The aim of social reporting is to help companies to listen and respond to their stakeholders' reasonable expectations of corporate social responsibility and to demonstrate progress over time against objective standards. Managing the many issues and discussing them with stakeholders is not new to us. What is new for us is to adopt such a systematic, independently-run and externally verified process for stakeholder dialogue and reporting.

I cannot predict whether reporting to society will reduce conflict, or encourage the industry's strongest critics to engage with us in seeking real solutions. But I know that we are sincere and genuine in seeking to build acceptance and trust, as well as ensuring best practice in every way that we do business.

In terms of our prospects for the full year, we announced in December that we expected Group volumes to be some 2-3 per cent lower in 2002 but that we remained confident of delivering earnings growth in high single figures. Although volumes are running a little below expectations, at current rates of exchange we see no reason to change our earnings projection.

MARTIN BROUGHTON

Operating profit at £628 million was 4 per cent higher, excluding goodwill amortisation, mainly as a result of increased contributions from the America-Pacific region. The Group profit was particularly affected by the weakness of the South African rand and, at comparable rates of exchange, the growth in profit would have been 7 per cent.

On 5 December 2001, the Group announced that deteriorating economic conditions and the application of even more stringent criteria for supplying trade customers, especially in the area of duty-free sales, would have a negative impact on volumes in 2002. For the first quarter of 2002 Group volumes at 183 billion were down 6 per cent, with the higher than expected decline reflecting reduced sales of lower price brands in some markets. However, some recovery from this shortfall is expected during the remainder of the year.

The Group's four global drive brands Lucky Strike, Kent, Dunhill and Pall Mall, achieved an overall growth of 3 per cent although international brand volumes as a whole were down. The combined result of this was that the ratio of international brands to Group volumes continued to increase and overall margins rose, in line with the Group strategy.

Profit from the **America-Pacific** region was up £32 million to £233 million, reflecting higher contributions in the US, Canada and South Korea. There were market share gains in South Korea and Japan, where the total market declined. These, together with stable volumes in the very competitive US market, led to regional volumes 2 per cent higher at 25 billion.

Imperial Tobacco Canada contributed £98 million of profit, up 19 per cent in local currency. This significant growth over the comparative quarter reflected higher margins and timing of expenditure, partly offset by lower volumes following tax increases during 2001. The Group's impressive market share was slightly down, as increases in sales of lower priced brands made by small manufacturers affected volumes.

In the US, Brown & Williamson's cigarette business contributed £89 million, which represents an increase of 20 per cent in local currency. This is the result of higher net benefits from price increases and the timing of expenditure. Total shipments were in line with last year but due to significant wholesale loading of competitive inventory prior to the 1 April 2002 price increase, shipment share was depressed, declining from 10.6 to 10.2 per cent year on year. Kool, Pall Mall and Misty increased volumes, offset by decreases in GPC and Carlton.

In Japan, where market share rose in a reduced total market, Kent and Kool increased sales. However, profit was lower as higher gross margins and slightly higher volumes were more than offset by increased marketing investments and unfavourable exchange rates.

Dunhill Lights continued to drive the substantial increase in profit and volumes in South Korea, resulting in an increased total market share at 9 per cent and a 43 per cent share of the imported cigarette market.

In **Asia-Pacific,** regional volumes at 49 billion were down 6 per cent compared to last year. The higher volumes achieved in growth markets were more than offset by lower duty-free sales, as well as pricing-led decreases in Pakistan and our associated companies in India. However, profit grew £3 million to £115 million, bolstered by higher margins in Australia, Malaysia and Pakistan, as well as robust growth in volumes in Vietnam, Cambodia and Bangladesh.

Australia delivered strong profit growth due to higher margins and savings in the supply chain. The growth in volumes and share of Winfield and Dunhill, together with an increased market share for Benson & Hedges, led to stable volumes despite the decline in the total industry volumes. In New Zealand, profits declined slightly with volumes the same as last year.

Profit in Malaysia increased as Dunhill continued to produce steady growth in volume and share. Better margins were achieved following excise-driven price increases late last year.

Both Vietnam and Cambodia recorded excellent results with profits and volumes significantly ahead. This was attributable to the continued strong performance by State Express 555 and Craven 'A', coupled with a price increase in Vietnam and strong growth in the value-for-money brands in Cambodia. Excise-led price increases resulted in higher profits in Indonesia, despite lower volumes as government mandated price increases hampered efforts to compete effectively in the value-for-money segment.

The better product mix and favourable pricing saw Pakistan improve profits significantly, although volumes were lower. In Bangladesh, increased market share and the continued success of higher margin brands, including Benson & Hedges and John Player Gold Leaf, enabled higher volumes to deliver significant profit growth in the absence of price increases.

In Singapore, where volumes were maintained, profitability was affected by the emerging value-for-money segment. In Taiwan, Dunhill continued its track record of growth and achieved a record market share.

Profit from the Group's associated companies in India grew strongly following a significant excise-driven price increase, which resulted in a decline in cigarette volumes.

In **Latin America**, profits at £105 million increased by £5 million, primarily as a result of higher contributions from Brazil, Venezuela and Mexico. This represented a good performance in a region affected by deteriorating exchange rates.

Volumes in the region were affected by the difficult economic conditions, downtrading and higher prices and declined by 6 per cent to 38 billion, with all markets, except Venezuela and the Caribbean, down.

In Brazil, higher prices led to a strong growth of profits in local currency but this was largely offset by the devaluation of the local currency against the US dollar. The small market share decline was mainly the result of the decrease in premium and mid price brands, not fully recovered by the growth of low price brands, mainly Derby.

Higher prices and cost reductions led to increased profits in Mexico despite lower volumes and the higher excise rates. In Chile, market share was in line with last year but profits were lower as total market volumes declined. Market share was gained in Venezuela, as Consul grew share, and profits also rose.

Argentina was affected by the economic crisis, which led to lower volumes and a halving of profit reported in sterling. Profit in Central America also decreased with lower volumes and higher marketing investment, partially offset by lower production costs. In the Caribbean, both volumes and profits were higher.

Total profit in **Europe** at £111 million was down £2 million on last year, adversely affected by the impact of the dissolution of the UK partnership. Regional volumes declined by 5 per cent to 50 billion, mainly as a result of reductions in Russia and the UK.

In Germany, volumes increased as the key brands of Lucky Strike, Gauloises Blondes and Pall Mall all gained market share and volume, although margins declined reflecting the adverse effect of the October 2001 excise increase. Elsewhere in Western Europe strong profit growth was achieved following price increases in Switzerland and France, while higher margins improved profitability in Italy and Belgium. In the Netherlands, profit was maintained despite a slight decline in volumes.

In Russia, there was strong profit growth. Premium and mid price brands continued to do well, as market share in key cities strengthened with Kent outperforming its competitors, particularly in Moscow. However, reorganisation of the secondary supply chain in Eastern Russia and fierce competition in the low price sector, resulted in reduced volumes of ovals and other lower price brands.

In Poland, advances made by Sobieski and Vogue increased overall market share, but pricing and the slowdown in economic growth continued to hinder profit recovery. Higher volumes of Prilucky Osoblivy and Pall Mall led to increased profit in Ukraine. The position in Uzbekistan improved with volumes up and profitability restored after last year's loss.

Market share and profits grew in Greece, fuelled primarily by a recovery of Peter Stuyvesant. In Hungary, volumes and market share rose, but the results in both Hungary and Romania were affected by very competitive market conditions.

In the smoking tobacco and cigars operations, profit was higher mainly driven by strong performances for fine cut in most of the core markets, especially Germany, Netherlands and France.

In the **Africa and Middle East** region, profit was £12 million lower at £64 million, mainly due to the reduced sterling contribution from South Africa with the severe devaluation of the rand and lower volumes overall. Regional volumes decreased by 16 per cent to 22 billion, largely as a result of lower duty-free sales.

Profit in South Africa, in local currency, was in line with last year as higher margins offset the lower volumes in a reduced total market. Benson & Hedges, Peter Stuyvesant and Dunhill all increased market share. Elsewhere in the Southern Africa area volumes slightly increased, resulting in higher profit.

In Nigeria, through a combination of volume and price gains, the company's financial position improved significantly compared to last year when results were impacted by start up costs.

In the Middle East, although there were good performances in Saudi Arabia and the rest of the Gulf markets, total profit was in line with last year. Overall results were also affected by expenses incurred in preparing for market entry in Turkey.

With effect from 1 January 2002, the Group has changed its **regional structure**. Certain markets, previously included in the Amesca region, have been allocated between Asia-Pacific and Europe, causing the former region to be renamed Africa and Middle East. All the comparative information in this report has been restated to account for this reallocation of markets. Further information on this change, including restated regional information for 2001, is shown on page 15.

Non-trading items
The above results were achieved before accounting for the goodwill amortisation described on page 13.

Group Cigarette Volumes

	3 months to		Year to
	31.3.02	31.3.01 Restated	31.12.01 Restated
	bns	bns	bns
America-Pacific	24.5	24.0	105.9
Asia-Pacific	48.6	51.7	204.1
Latin America	38.0	40.5	162.9
Europe	50.3	53.2	230.2
Africa and Middle East	21.6	25.8	104.0
	183.0	195.2	807.1

The regional analyses of Group volumes for 2001 have been restated. See page 15.

	3 months to 31.3.02	3 months to 31.3.01	Year to 31.12.01
	£m	£m	£m
REVENUE			
Subsidiary undertakings	5,635	5,839	24,466
Share of associates and joint ventures	326	290	1,228
	5,961	6,129	25,694
PROFIT			
Subsidiary undertakings	505	480	2,176
after charging:			
integration costs			(82)
goodwill amortisation	(95)	(96)	(392)
Share of associates and joint ventures	28	26	121
Total operating profit	533	506	2,297
Sale of business		33	33
Profit on ordinary activities before interest	533	539	2,330
Net interest	(60)	(70)	(263)
Share of associates' and joint ventures' net interest	(1)	(2)	(2)
Profit before taxation	472	467	2,065
Taxation on ordinary activities	(207)	(193)	(886)
Profit after taxation	265	274	1,179
Minority interests	(36)	(45)	(169)
Profit for the period	229	229	1,010
Earnings per share			
- basic	10.48p	10.48p	44.43p
- adjusted diluted	14.08p	12.76p	61.82p

See notes on pages 12 to 14.

	3 months to 31.3.02 £m	31.3.01 Restated £m	Year to 31.12.01 Restated £m
Turnover excluding duty, excise and other taxes			
America-Pacific	948	958	4,128
Asia-Pacific	465	466	1,911
Latin America	373	389	1,619
Europe	714	738	3,189
Africa and Middle East	256	292	1,192
	2,756	2,843	12,039
Operating profit			
America-Pacific	233	201	1,019
Asia-Pacific	115	112	509
Latin America	105	100	428
Europe	111	113	505
Africa and Middle East	64	76	310
	628	602	2,771
Integration costs			(82)
Goodwill amortisation	(95)	(96)	(392)
	533	506	2,297
Operating profit restated at comparable rates of exchange	544	506	2,297

The segmental analyses reflect the changes to the Group's regional structure as explained on page 15, with the comparatives restated accordingly.

The net turnover analysis is based on external sales in each region. The figures for the three months ended 31 March 2002 and 31 March 2001 based on regional location of manufacture would not be materially different except for sales from Europe to Africa and Middle East and Asia-Pacific which amounted to £95 million and £31 million respectively, 2001 £157 million and £81 million.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES - unaudited

	3 months to 31.3.02 £m	31.3.01 £m	Year to 31.12.01 £m
Profit for the period	229	229	1,010
Differences on exchange	92	(52)	(631)
Total recognised gains related to the period *(below)*	321	177	379

INTEREST OF BRITISH AMERICAN TOBACCO'S SHAREHOLDERS - unaudited

	3 months to 31.3.02 £m	31.3.01 £m	Year to 31.12.01 £m
Balance 1 January	4,754	5,097	5,097
Total recognised gains related to the period *(above)*	321	177	379
Issue of shares - share options	4	3	3
Dividends and other appropriations:			
ordinary shares			(686)
convertible redeemable preference shares			(39)
amortisation of discount on preference shares	(4)	(4)	(18)
Other movements	4	4	18
Balance at period end	5,079	5,277	4,754

See notes on pages 12 to 14.

The financial statements comprise the unaudited results for the three months ended 31 March 2002 and 31 March 2001 and the audited results for the twelve months ended 31 December 2001.

The unaudited Group results have been prepared under the historical cost convention and in accordance with applicable accounting standards using the accounting policies set out in the Report and Accounts for the year ended 31 December 2001.

CHANGES IN THE GROUP

On 30 January 2001, it was announced that the Group's Australian subsidiary had entered into an agreement under which the Group proposed to acquire the remaining 40.5 per cent shareholding of that company that it did not already own. This transaction was completed on 11 May 2001 at a cost of Aus$1.1 billion (£393 million), resulting in goodwill of £311 million which will be amortised over 20 years. Consequent upon the transaction, the company was delisted from the Australian Stock Exchange.

FOREIGN CURRENCIES

The results of overseas subsidiaries, associates and joint ventures have been translated to sterling as follows:

Profit and loss for the three months to 31 March 2002 at the average rates for that period. The comparatives for the three months to 31 March 2001 and the year to 31 December 2001 at the average rates for the year to 31 December 2001. The interest of British American Tobacco's shareholders has been translated at the relevant period end rate.

For high inflation countries, the translation from local currencies to sterling makes allowance for the impact of inflation on the local currency results.

The principal exchange rates used were as follows:

	Average		Closing		
	2002	2001	31.3.02	31.3.01	31.12.01
US dollar	1.426	1.440	1.424	1.422	1.455
Canadian dollar	2.274	2.229	2.272	2.239	2.323
Euro	1.626	1.608	1.632	1.608	1.635
South African rand	16.438	12.330	16.184	11.388	17.458

EXCEPTIONAL ITEMS

Integration costs disclosed in 2001 were the final such costs incurred in integrating Rothmans into the British American Tobacco Group and the consequential restructuring of the enlarged Group.

GOODWILL AMORTISATION

The amortisation charge of £95 million is in respect of goodwill which principally arose from the Rothmans transaction during 1999 and the Imasco transaction during 2000.

SALE OF BUSINESS

The sale of the Group's pipe tobacco business in South Africa to Swedish Match was completed on 1 February 2001, resulting in a non-taxable profit on disposal of £33 million.

NET INTEREST

The decrease in net interest reflects the benefit from the Group's cash flow and lower interest rates partly offset by the acquisition of the minority shares in Australia in May 2001.

TAXATION

	3 months to	
	31.3.02	31.3.01
	£m	£m
UK		4
Overseas	196	178
British American Tobacco p.l.c. and subsidiary undertakings	196	182
Share of associates and joint ventures	11	11
	207	193
Tax rate	43.9%	41.3%

The 2001 tax rate benefited from the inclusion of the tax free capital gain realised in South Africa. (See above).

The tax rates for the three months of both 2002 and 2001 are adversely affected by goodwill amortisation. The underlying tax rate reflected in the adjusted earnings per share shown on page 14 was 36.5 per cent (2001 36.4 per cent).

Basic earnings per share are based on the profit for the period attributable to ordinary shareholders and the average number of ordinary shares in issue during the period (excluding shares held by the Group's two Employee Share Ownership Trusts).

For the calculation of diluted earnings per share the average number of shares reflects the potential dilutive effect of employee share schemes and the convertible redeemable preference shares. The earnings are correspondingly adjusted to the amount of earnings prior to charging dividends and the amortisation of discount on the convertible redeemable preference shares.

The earnings have been distorted by exceptional items and goodwill amortisation. To illustrate the impact of these distortions, the adjusted diluted earnings per share are shown below:

	Diluted earnings per share		
	3 months to		Year to
	31.3.02	31.3.01	31.12.01
	pence	pence	pence
Unadjusted earnings per share	9.95	9.97	43.97
Effect of goodwill amortisation	4.13	4.21	17.07
Effect of integration costs			2.22
Effect of sale of business		(1.42)	(1.44)
Adjusted earnings per share	14.08	12.76	61.82

Similar types of adjustments would apply to basic earnings per share. For the three months to 31 March 2002 basic earnings per share on an adjusted basis would be 14.90p (2001 13.46p) compared to unadjusted amounts of 10.48p (2001 10.48p).

	3 months to 31.3.01	6 months to 30.6.01	9 months to 30.9.01	Year to 31.12.01
Volume	bns	bns	bns	bns
America-Pacific	24.0	50.7	78.7	105.9
Asia-Pacific	51.7	104.3	153.4	204.1
Latin America	40.5	80.7	120.5	162.9
Europe	53.2	111.6	171.6	230.2
Africa and Middle East	25.8	51.2	77.8	104.0
	195.2	398.5	602.0	807.1
Turnover excluding duty, excise and other taxes	£m	£m	£m	£m
America-Pacific	958	2,006	3,076	4,128
Asia-Pacific	466	943	1,398	1,911
Latin America	389	812	1,190	1,619
Europe	738	1,541	2,399	3,189
Africa and Middle East	292	556	873	1,192
	2,843	5,858	8,936	12,039
Operating profit	£m	£m	£m	£m
America-Pacific	201	469	738	1,019
Asia-Pacific	112	225	370	509
Latin America	100	224	335	428
Europe	113	247	388	505
Africa and Middle East	76	150	251	310
	602	1,315	2,082	2,771

With effect from 1 January 2002 the composition of the regions has been changed to ensure the most efficient grouping of markets, taking account of political and economic patterns of influence as well as the organisation of our supply chain. The markets of South Asia (Pakistan, Bangladesh and Sri Lanka) together with our associated companies in India will now form part of Asia-Pacific. Also the markets of Central Asia will become part of the Europe region. These transferred markets were formerly part of the Amesca region, which is now renamed Africa and Middle East.

The above tables set out the revised regional analyses for all the reported periods in 2001 which will now form the restated comparatives for reporting in 2002.

******

Copies of this Report will be posted to shareholders and may also be obtained during normal business hours from the Company's Registered Office at Globe House, 4 Temple Place, London WC2R 2PG.

Aileen E McDonald
Secretary
30 April 2002